UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

Linx S.A.

Interim financial information

June 30, 2020

with Review Report on the interim financial information

Linx S.A.

Interim financial information

June 30, 2020

Contents

Management’s report	3
Review Report on the Interim Financial Information	5
Statements of financial position	7
Statements of income	9
Statements of comprehensive income	10
Statements of changes in equity	11
Statements of cash flows	12
Statements of value added	13
Notes to interim financial information	14

2

To our shareholders

The Management of Linx S.A. (“Linx”, “Company”) submits the Financial Statements for the periods ended June 30, 2020 (“2nd quarter of 2020”, “2Q20”) to your appreciation compared to June 30, 2019 (“2nd quarter of 2019”, “2Q19”).

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

During the second quarter of 2020, Brazil experienced its most intense period of social distancing to date, including measures to close commercial establishments not connected to essential services, impacting a large part of our customer base.

Linx turned the crisis into an opportunity through its ability to generate value for the retailer with its end-to-end platform, providing in many cases technologies that guaranteed the continuity of operations, especially with the offering of Linx Digital solutions. As a result, we have seen a sharp acceleration in the digital transformation process in recent months. In addition to partnerships with the most relevant marketplaces in Brazil, Linx launched new offers such as Linx Commerce for Pharmacies with 60,000 pre-registered SKUs, integration with the B2W marketplace, and with go-live in about 3 days after signing the contract. Other existing solutions had a huge increase in demand, such as the Neemo application that was expanded to also serve convenience stores and the Payment Link that can be sent to the customer to make the payment for a purchase via messaging applications and is already integrated with the store's ERP.

Initiatives launched by the end of June include Linx Gestão de Fluxo, which is capable of calculating the occupancy of environments such as stores and shopping malls and PinPag's partnership with the Associação Paulista de Medicina (APM), offering the payment solution for doctors. Linx also started this quarter the first pilot project with the e-commerce platform development with omni capabilities to also serve the average Brazilian retailer.

All of this is only possible due to Linx's constant investment in R&D, allowing the Company to always be prepared to face new contingencies and have the capacity to adapt its products and services in an agile and assertive manner. This strategy also allows the capture of customers through multiple entry doors and increased cross-sell potential, reinforced with the expansion of the number of franchisees and partnerships with agencies to increase the touchpoints with the retailer.

As a result, Linx demonstrated the resilience of its business through the SaaS model, based on recurring revenue. In addition, the Company did not record material impacts on churn during the quarter due to the differentiated profile of its customer base, in addition to the low representativeness of monthly fees charged on retailers' billing. There were, however, negotiations analyzed on a case-by-case basis over the maturity of the invoices, according to the relationship with each client, totaling in the quarter a volume of payment delays of BRL 54 million, of which 42% were paid on time, 45% not yet due and 13% are in the renegotiation phase. As a result, allowance for doubtful accounts reached BRL 5.1 million in 2Q20, representing 2.4% of net revenue, an expansion of 80 bps compared to the previous quarter.

It is important to note that the Crisis Committee created in mid-March continues to operate to monitor the impacts of COVID-19. In addition to the various measures to protect all our employees and internal awareness campaigns, Linx adopted several measures to preserve cash, which was positively reflected in the quarterly evolution of costs and expenses and in the expansion of the EBITDA margin in the period.

We continue to operate normally and reaffirm our commitment to the long term, ensuring the safety of our team, service to customers and suppliers, and consequently, to the business. We follow our company acquisition strategy with a focus on solutions that complete our portfolio of solutions for small businesses and cross-sell to Linx Core customers. Thus, we continue to invest in innovation and in our team, which has brought important recognition to Linx, according to research by IDC and Institutional Investor, in pursuit of our goal to bring people and technology even closer together through passionate shopping experiences around the world. As always, we appreciate your trust and remain at your disposal.

Alberto Menache & Linx Team

#soulinx

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the interim financial information related to the three and six-month periods ended June 30, 2020, authorizing its disclosure.

3

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

The Company's policy for contracting services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit his own work; (ii) exercising managerial functions in your client and (iii) promoting your client's interests.

São Paulo, August 11, 2020.

4

A free translation from Portuguese into English of Independent Auditor’s Report on review of interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

Report on the review of interim financial information

To the Shareholders, Board of Directors and Officers

Linx S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Linx S.A. (“Company”), contained in the Quarterly Information (ITR) for the quarter ended June 30, 2020, which comprises the statement of financial position as at June 30, 2020 and the related statement of profit or loss, of comprehensive income (loss) for the three-month and six-month periods then ended, and statement of changes in equity and cash flow statement for the six-month period then ended, including other explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

5

Other matters

Statement of Value Added

The abovementioned quarterly information include the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2020, prepared under Company’s Management responsibility and presented as supplementary information for IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, August 11, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Héctor Ezequiel Rodríguez Padilla	Lazaro Angelim Serruya
CRC-1SP299427/O-9	CRC-1DF015801/O-7

6

Linx S.A.

Balance sheets
As of June 30, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents (Note 6)	155	16,387	43,076	75,898
Financial assets (Note 7)	484,116	732,473	571,716	902,289
Trade accounts receivable (Note 8)	-	-	322,313	276,626
Recoverable taxes (Note 9)	9,262	5,975	31,778	22,648
Other assets (Note 11)	34	93	41,740	22,509
	493,567	754,928	1,010,623	1,299,970

Non-current assets
Long-term assets
Financial assets (Note 7)	-	-	15,432	2,073
Trade accounts receivable (Note 8)	-	-	14,530	11,485
Recoverable taxes (Note 9)	-	-	5,516	5,166
Deferred taxes (Note 21)	1,470	2,220	3,152	3,357
Other assets (Note 11)	-	-	22,908	26,338
	1,470	2,220	61,538	48,419

Investments (Note 12)	1,188,603	1,046,362	-	-
Property, plant and equipment, net (Note 13)	-	-	104,562	82,201
Intangible assets, net (note 14)	-	-	1,196,973	1,009,314
Right-of-use (Note 15)	-	-	110,449	124,039
	1,188,603	1,046,362	1,411,984	1,215,554

	1,190,073	1,048,582	1,473,522	1,263,973

Total assets	1,683,640	1,803,510	2,484,145	2,563,943

See the accompanying notes to interim financial information.

7

Linx S.A.

Balance sheets
As of June 30, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Liabilities and shareholders' equity
Current liabilities
Suppliers	1,648	1,050	29,696	24,007
Loans and financing (Note 16)	-	-	54,550	41,245
Lease (Note 17)	-	-	40,734	47,478
Labor obligations (Note 18)	20	20	78,772	51,080
Taxes payable	271	1,807	19,930	23,127
Income tax and social contribution	1,189	-	4,696	3,823
Payables for the acquisition of businesses (Note 19)	-	-	69,098	43,432
Deferred revenue (Note 20)	-	-	28,909	36,360
Debts with related parties	5	-	-
Dividends payable	86	9,719	86	9,719
Other liabilities (Note 22)	535	1,070	113,383	89,576
	3,754	13,666	439,854	369,847

Non-current liabilities
Loans and financing (Note 16)	-	-	147,090	168,937
Lease (Note 17)	-	-	68,476	78,604
Labor obligations (Note 18)	-	-	1,822	1,977
Payables for the acquisition of businesses (Note 19)	-	-	37,377	39,637
Deferred taxes (Note 21)	-	-	83,112	84,206
Advances for future capital increases	-	-	300	-
Deferred revenue (Note 20)	-	-	4,016	6,434
Provision for contingencies (Note 24)	-	-	20,201	19,588
Other liabilities (Note 22)	-	-	2,011	4,869
	-	-	364,405	404,252

Total liabilities	3,754	13,666	804,259	774,099

Shareholders' equity
Capital (Note 23.1)	645,447	645,447	645,447	645,447
Capital reserves (Note 23.2)	1,151,076	1,165,605	1,151,076	1,165,605
Treasury shares	(312,468)	(225,954)	(312,468)	(225,954)
Profit reserves	201,848	200,596	201,848	200,596
Loss for the period	(6,252)	-	(6,252)	-
Additional dividends proposed	-	10,281	-	10,281
Other comprehensive income (loss)	235	(6,131)	235	(6,131)
	1,679,886	1,789,844	1,679,886	1,789,844

Total liabilities and shareholders' equity	1,683,640	1,803,510	2,484,145	2,563,943

See the accompanying notes to interim financial information.

8

Linx S.A.

Statements of profit or loss
Three and Six-month periods ended June 30, 2020 and 2019
(In thousands of reais)

	Parent company		Parent company		Consolidated		Consolidated
	Quarter		Accumulated		Quarter		Accumulated
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net operating revenues (Note25)	-	-	-	-	213,451	192,651	421,982	369,456

Cost of services rendered (Note26)	-	-	-	-	(65,809)	(63,417)	(138,645)	(123,416)

Gross income	-	-	-	-	147,642	129,234	283,337	246,040

Operating income (expenses)
General and administrative (Note 27)	(2,412)	(619)	(3,294)	(1,867)	(68,579)	(55,049)	(134,079)	(99,011)
Selling (Note 14/27)	(3)	-	(3)	-	(25,143)	(20,113)	(54,695)	(38,485)
Research and development (Note 27)	-	-	-	-	(39,088)	(36,081)	(75,785)	(71,406)
Other operating income (Note 12)	2,376	15,034	(9,401)	32,591	-	-	-	-
Other operating expenses (Note 27)	-	-	-	-	(4,260)	6,420	(7,224)	12,610
	(39)	14,415	(12,698)	30,724	(137,070)	(104,823)	(271,783)	(196,292)

Income (loss) before financial income (loss) and taxes	(39)	14,415	(12,698)	30,724	10,572	24,411	11,554	49,748

Net financial income (loss)
Financial income (Note 28)	3,318	847	8,980	1,770	8,965	8,655	21,587	20,522
Financial expenses (Note 28)	(266)	(6,760)	(595)	(6,826)	(12,990)	(17,379)	(34,781)	(31,010)
	3,052	(5,913)	8,385	(5,056)	(4,025)	(8,724)	(13,194)	(10,488)

Income (loss) before income tax and social contribution	3,013	8,502	(4,313)	25,668	6,547	15,687	(1,640)	39,260

Income tax and social contribution - current (Note 21)	(145)	-	(1,189)	-	(2,566)	(2,610)	(6,140)	(4,635)
Income tax and social contribution - deferred (Note 21)	(66)	3,966	(750)	3,980	(1,179)	(609)	1,528	(4,977)
	(211)	3,966	(1,939)	3,980	(3,745)	(3,219)	(4,612)	(9,612)

Net income (loss) for the period	2,802	12,468	(6,252)	29,648	2,802	12,468	(6,252)	29,648
Basic earnings (loss) per share - in Reais (Note 30)					0.0157	0.0778	(0.0351)	0.1849
Diluted earnings (loss) per share - in Reais (Note 30)					0.0154	0.0731	(0.0343)	0.1738

See the accompanying notes to interim financial information.
9

Linx S.A.

Statements of comprehensive income
Three and Six-month periods ended June 30, 2020 and 2019
(In thousands of reais)
	Parent company		Parent company		Consolidated		Consolidated
	Quarter		Accumulated		Quarter		Accumulated
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net income (loss) for the period	2,802	12,468	(6,252)	29,648	2,802	12,468	(6,252)	29,648

Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods
Accumulated translation adjustments from operations in foreign currency	1,851	(53)	6,366	(927)	1,851	(53)	6,366	(927)

Total comprehensive income	4,653	12,415	114	28,721	4,653	12,415	114	28,721

See the accompanying notes to interim financial information.

10

Linx S.A.

Statements of changes in shareholders’ equity
Six-month period ended June 30, 2020 and 2019
(In thousands of reais)

			Capital reserves				Profit reserves
	Capital	Treasury shares	Goodwill in capital subscription	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total

Balances at December 31, 2018	488,467	(148,373)	539,571	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209

Capital increase	156,980	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill on capital subscription	-	-	674,982	-		674,982	-	-	-	-	-	-	674,982
Expenditures with issuance of shares	-	-	-	-	(31,293)	(31,293)	-	-	-	-	-	-	(31,293)
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	971	971	-	-	-	971
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	(927)	-	(927)
Stock option plan	-	-	-	9,990	-	9,990	-	-	-	-	-	-	9,990
Net income for the period	-	-	-	-	-	-	-	-	-	29,648	-	-	29,648
Balances at June 30, 2019	645,447	(148,373)	1,214,553	26,094	(68,716)	1,171,931	7,037	173,391	180,428	29,648	(3,757)	-	1,875,324

Balances at December 31, 2019	645,447	(225,954)	1,222,025	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844

Repurchase of shares	-	(100,374)	-	-	-	-	-	-	-	-	-	-	(100,374)
Stock option exercise	-	375	-	-	-	-	-	-	-	-	-	-	375
Stock option plan	-	13,485	-	(14,529)	-	(14,529)	-	-	-	-	-	-	(1,044)
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	1,252	1,252	-	-	-	1,252
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	6,366	-	6,366
Loss for period	-	-	-	-	-	-	-	-	-	(6,252)	-	-	(6,252)
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	(10,281)	(10,281)
Balances at June 30, 2020	645,447	(312,468)	1,222,025	25,208	(96,157)	1,151,076	7,037	194,811	201,848	(6,252)	235	-	1,679,886

See the accompanying notes to interim financial information.
11

Linx S.A.

Statements of cash flows
Six-month period ended June 30, 2020 and 2019
(In thousands of reais)
		Parent company		Consolidated
	Nota	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net income (loss) for the period		(6,252)	29,648	(6,252)	29,648
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:
Depreciation and amortization	13/14/15	-	-	73,593	55,938
Equity in net income of subsidiaries	12	9,401	(32,591)	-	-
Allowance for doubtful accounts	8	-	-	5,211	(92)
Losses (gains) on write-off/disposal of goods		-	-	1,721	1,296
Addition (reversal) of adjustment to present value		-	-	3,055	3,400
Stock option plan		(68)	691	(1,044)	9,990
Financial charges		-	-	17,454	17,136
Deferred taxes	21	750	(3,980)	(1,528)	4,977
Current taxes	21	1,189	-	6,140	4,635
Provisions for contingency	24	-	-	613	1,785
Other operating revenue		-	-	(2,265)	(18,173)
Revenue from interest earning bank deposits		(9,178)	(1,610)	(11,199)	(12,422)
Effect from adoption of hyperinflation		-	-	1,954	325
		2,094	(37,490)	93,705	68,795

Change in operating assets and liabilities:
Trade accounts receivable		-	-	(52,989)	(40,439)
Recoverable taxes		(1,285)	356	(6,926)	4,677
Other credits and judicial deposits		59	43	(8,352)	1,297
Suppliers		598	126	(179)	(677)
Labor liabilities		-	(15)	27,259	20,552
Taxes and contributions payable		(230)	(367)	(8,114)	(6,029)
Deferred revenue		-	-	(9,869)	(10,399)
Other accounts payable		(530)	1,238	1,335	16,314
Income tax and social contribution paid	21	(1,306)	-	(2,309)	(2,318)
Cash flow generated (invested) by operating activities		(6,852)	(6,461)	27,309	81,421

Cash flows from investment activities
Acquisition of fixed assets		-	-	(21,018)	(9,682)
Acquisition of intangible assets		-	-	(39,150)	(60,801)
Acquisition of entity, net of cash and cash equivalents acquired		-	-	(129,909)	(73,885)
Capital increase in subsidiaries		(145,000)	(2,500)	-	-
Investment in short-term investments		(15,665)	(1,596)	(274,715)	(235,137)
Redemption of interest and interest earning bank deposits		271,198	34,142	600,861	369,175
Cash flow generated (invested) by investing activities		110,533	30,046	136,069	(10,330)

Cash flows from financing activities
Payments of loans and financing	16	-	-	(10,344)	(21,169)
Lease payment	17	-	-	(35,377)	(6,784)
Advances for future capital increases		-	-	300	-
Financial charges paid	16	-	-	(5,475)	(9,983)
Payment for the acquisition of subsidiaries	19	-	-	(35,641)	(24,093)
Treasury shares		(99,999)	-	(99,999)	-
Share issuance costs		-	(31,293)	-	(31,293)
Capital contribution from shareholders	23	-	156,980	-	156,980
Goodwill on subscription of shares	23	-	674,982	-	674,982
Dividends paid		(19,914)	(25,000)	(19,914)	(25,000)

Cash flow generated (invested) by financing activities		(119,913)	775,669	(206,450)	713,640

Exchange rate change on cash and cash equivalents		-	-	10,250	(927)

Increase (decrease) in cash and cash equivalents		(16,232)	799,254	(32,822)	783,804

Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period		16,387	50	75,898	49,850
At end of period		155	799,304	43,076	833,654

See the accompanying notes to interim financial information.
12

Linx S.A.

Notes to financial statements
Six-month period ended June 30, 2020 and 2019
(In thousands of reais)

	Parent company		Consolidated
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Revenues
Gross sales of services and goods	-	-	470,193	411,086
Other revenues	-	-	2,354	16,949
Allowance for doubtful accounts	-	-	(5,149)	(107)
	-	-	467,398	427,928
Inputs acquired from third parties
Cost of services and goods sold	-	-	(33,376)	(28,717)
Materials, energy, outsourced services and other operating items	(2,635)	(384)	(78,897)	(68,337)
Loss and recovery of asset values	-	-	(2,912)	(4,022)
	(2,635)	(384)	(115,185)	(101,076)

Gross added value	(2,635)	(384)	352,213	326,852

Depreciation and amortization	-	-	(75,279)	(55,938)

Net value added produced by the Company	(2,635)	(384)	276,934	270,914

Added value received as transfer
Equity in net income of subsidiaries	(9,401)	32,589	-	-
Financial revenues	8,980	1,770	21,587	17,069
	(421)	34,359	21,587	17,069

Total added value payable	(3,056)	33,975	298,521	287,983

Payment of value added
Personnel	662	1,481	213,822	178,077
Direct remuneration	662	1,481	178,460	145,176
Benefits	-	-	20,892	21,222
FGTS	-	-	14,470	11,679

Taxes, duties and contributions	1,939	(3,980)	53,047	51,689
Federal	1,939	(3,980)	38,015	38,889
State	-	-	2,713	2,432
Municipal	-	-	12,319	10,368

Third-party capital remuneration	595	6,826	37,904	28,569
Interest	595	6,826	34,781	27,557
Rents	-	-	3,123	1,012

Own capital remuneration	(6,252)	29,648	(6,252)	29,648

Retained earnings (losses)	(6,252)	29,648	(6,252)	29,648

See the accompanying notes to interim financial information.
13

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
1.	Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. (“Company” or “Linx”), corporation, which by means of its subsidiaries, provides to the retail industry in Latin America ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company’s shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol “LINX3”.

On June 26, 2019, by means of common shares and issue of American Depositary Shares (“ADS”), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties’ assets.

2.	Basis of preparation and presentation of interim financial information

2.1.	Statement of conformity

The individual and consolidated interim financial information were prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Statement, issued by the Accounting Pronouncement Committee and equivalent to the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) applicable to the preparation of Quarterly Information - ITR, and presented in accordance with standards issued by the Securities and Exchange Commission, applicable to the Quarterly Information - ITR.

The presentation of the Statement of Value Added (DVA) is required by Brazilian corporate law and the accounting practices adopted in Brazil, associated with listed companies. IFRS does not require a presentation of this statement. As a consequence, under IFRS, this statement is available as supplementary information, without prejudice to the set of interim financial information.

All relevant information applicable to the interim financial information and only this, is being disclosed and these are used by management in its management.

14

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
2.2.	Basis of preparation and presentation

The individual and consolidated interim financial information were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated interim financial information present comparative information in relation to the prior period.

The Company’s individual and consolidated interim financial information were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

The individual and consolidated interim financial information were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the interim financial informatio. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the interim financial information due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Among the captions of payments of loans and financing and lease payment, in the cash flow statements, for the interim financial information of June 30, 2019, there was reclassification in order to allow comparability with the information of June 30, 2020.

The issue of individual and consolidated interim financial information were approved by the Board of Directors on August 11, 2020.

2.3.	Covid-19

On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic. Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

•	Creation of a Crisis Committee to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

•	Suspension or postponement of national and international business trips; and

15

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
•	Definition of home office for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

After, the Company took several measures to preserve cash, which involved anticipating and reducing the costs of cloud operations, decelerating the pace of acquisitions, freezing the opening of vacancies or promotions, canceling business trips, reducing purchase orders , cost reduction with third parties and negotiation of office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers (Linx has sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer), assessing future prospects for each business area and reducing dividend distribution related to the 2019 year.

During the second quarter of 2020, Brazil experienced its most intense period of social distancing to date, including measures to close commercial establishments not linked to essential services, impacting a large part of Linx's customer base.

The Company cannot predict the extent and duration of the measures adopted by governments in the countries in which the Company and its subsidiaries operate and, therefore, cannot predict the direct and indirect impacts of the coronavirus on its business, operating results and financial condition. The possible effects in the Company business will depend of the factors evolution as follow:

•	Pandemic duration;

•	Government, business and individual actions that were and continue to be taken in response to the pandemic;

•	The impact of the pandemic on economic activity;

•	The time it will take for economic activity to return to previous levels;

•	The effect above the Company clients and the demand for their products and services;

•	Capacity of the Company clients to pay for the services.

These impacts, if any, may result in adverse material effects for our business, liquidity, financial condition and operation results. Therefore, the extension of the impacts of COVID-19 in our business depends of the future events that are highly uncertain and unpredictable and out of control, considering the possibility of arise new information about the severity of virus, pandemic scope and the necessary actions to restrain the pandemic or manage your impact, among others.

Therefore, the Crisis Committee created in March continues to operate to monitor the impacts of COVID-19.

16

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Additionally, the Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. As the pandemic is still advancing, the financial impact of the coronavirus on the Company's cash-generating units ("CGU"), if any, cannot be estimated accurately at the moment.

3.	Summary of significant accounting policies

The individual and consolidated interim financial information presented were prepared in accordance with policies, accounting practices and methods for calculating estimates adopted in the preparation of the annual financial statements for the year ended December 31, 2019, disclosed on June 30, 2020, at which are presented in detail.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1.	Presentation of segment information

An operating segment is a component of the Company which engages in business activities from which it may earn revenues and incur expenses. Operating segments reflect the way the Company’s management reviews financial information for decision-making. The Company’s management identified the operating segments that meet the quantitative and qualitative parameters for disclosure, mainly representing types of businesses, i.e., Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

3.2.	Consolidation basis

The consolidated interim financial information comprise the financial information of the Company and its subsidiaries as of June 30, 2020. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

•	Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

•	Exposure or right to variable returns based on its involvement with the investee;

•	The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

17

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

When necessary, adjustments are made to the financial information of the subsidiaries to align their accounting practices with the Company’s accounting practices. All related party assets and liabilities, shareholders’ equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company’s individual interim financial information, financial information of subsidiaries are recognized under the equity method.

The individual and consolidated interim financial information include significant information of Linx S.A. and its subsidiaries, as follows:

	% Interest
	06/30/2020	12/31/2019
Subsidiaries
Linx Sistemas e Consultoria Ltda.	99.99%	99.99%
Linx Telecomunicações Ltda.	99.99%	99.99%

Indirect subsidiaries
Napse S.R.L.	100.00%	100.00%
Synthesis Holding LLC.	100.00%	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	100.00%	100.00%
Santander Moving Tech RF Referenciado DI CP FI	100.00%	100.00%
Sback Tecnologia da Informação Ltda. (***)	-	100.00%
Linx Pay Meios de Pagamento Ltda.	100.00%	100.00%
Hiper Software S.A.	100.00%	100.00%
SetaDigital Sistemas Gerenciais Ltda. (***)	-	100,00%
Esmeralda Serviços Digitais Ltda. (**)	100,00%	-
Safira Serviços Digitais Ltda (**)	100,00%	-
Ametista Serviços Digitais Ltda (**)	100,00%	-
Diamante Serviços Digitais Ltda (**)	100,00%	-
RRA Ferreira ME (*)	100,00%	-

(*) Companies acquired by Linx Sistemas in 2020.

(**) Companies acquired by Linx Pay in 2020.

(***) Companies incorporated by Linx Sistemas during the year 2020.

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”): engaged in developing management software for the retail segment, providing technical support, advisory and training.

18

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Linx Telecomunicações Ltda. (“Linx Telecomunicações”): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. (“Napse”): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. (“Synthesis”): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI (“Santander Moving Tech”): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Linx Pay Meios de Pagamento Ltda. (“Linx Pay”): operates with the purpose of aggregating all of the Company’s initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx’s strategic positioning in such area.

Hiper Software S.A. (“Hiper”): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

Esmeralda Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Safira Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Ametista Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Diamante Serviços Digitais Ltda. (‘’PinPag”): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

RRA Ferreira ME. (‘’Neemo”): active in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform.

3.3.      New or reviewed pronouncements with first-time adoption in 2020

These individual and consolidated interim financial information have been prepared using accounting policies consistent with those adopted for the preparation of the interim financial information for the year ended December 31, 2019 (Note 3 – “Significant Accounting Policies”) and must be reviewed together with these interim financial information, as well as considering the new pronouncements, interpretations and amendments that came into effect from January 1, 2020, described below:

19

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Standards and amended standards
Amendments to IFRS 3 / CPC 15 (R1)	In October 2018, the IASB issued changes to the definition of business in IFRS 3, these changes being reflected in revision 14 of the CPC, amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists of or not in a business.
Amendments to IAS 1 / CPC 26 (R1) and IAS 8 / CPC 23	Aligns the definition of “material omission” or “materially distorted disclosure” in all standards and clarifies certain aspects of the definition.
Amendments to IAS 39/CPC 38, CPC IFRS 7/40 (R1) and IFRS 9/CPC 48	It addresses the reform of interest rates used as market benchmarks, which will be finalized in future periods.
Amendment to IFRS 16 / CPC 06 (R2) - Covid-19	It grants the lessee an exemption from assessing whether a lease concession related to COVID-19 is a lease modification or not.

The Company and its subsidiaries do not expect significant impacts as a result of the standards and interpretations issued.

3.4.      New standards, amendments and interpretations of issued standards that did not become effective

At the date these interim financial information were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's interim financial information were issued are set out below:

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17/CPC 50	Insurance contracts	January 1, 2021

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4.	Corporate restructuring

4.1.	Merger of Sback

On April 1, 2020, the merger of Sback Tecnologia da Informação Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

20

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

The table below shows the book value on February 29, 2020 of the merged net assets of Sback Tecnologia da Informação.:

Current Assets		Current Liabilities
Cash and cash equivalents	21	Suppliers	155
Financial assets	12,500	Labor obligations	775
Trade accounts receivable	2,890	Debts with related parties	436
Recoverable taxes	182	Taxes payable	113
Credits with related parties	2	Income tax and social contribution	257
Other receivables	481	Deferred revenue	1,179
Total current assets	16,076	Other liabilities	2
Non-Current Assets		Total current liabilities	2,917
Other receivables	127
		Non-current liabilities
Property, plant and equipment, net	119	Other liabilities	127
Total Non-Current Assets	246	Total non-current liabilities	127

		Capital	100
		Accumulated losses	13,178
		Shareholders' Equity	13,278

Total assets	16,322	Total liabilities and shareholders' equity	16,322

The net assets of Sback Tecnologia da Informação Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of March 17, 2020. The merger of Sback Tecnologia da Informação Ltda., did not result in an increase of capital or changes in the Company's shareholdings.

4.2.	Merger of Seta

On June 1, 2020, SetaDigital Sistemas Gerencial Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on April 30, 2020 of the merged net assets of SetaDigital Sistemas Gerencial Ltda.:

Current Assets		Current liabilities
Cash and cash equivalents	2,636	Suppliers	48
Trade accounts receivable	1,865	Labor obligations	624
Other receivables	68	Taxes payable	176
Total current assets	4,569	Income tax and social contribution	147
		Other liabilities	2
Non-current assets		Total current liabilities	997
Property, plant and equipment, net	493

21

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Intangible assets, net	44	Capital	1,800
Total non-current assets	537	Accumulated losses	2,309
		Shareholders' Equity	4,109

Total assets	5,106	Total liabilities and shareholders' equity	5,106

The net assets of SetaDigital Sistemas Gerencial Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of May 14, 2020. The merger of SetaDigital Sistemas Gerencial Ltda., did not result in a capital increase or changes in the Company's shareholdings.

5.	Business combination

5.1.	Acquisition of PinPag

On January 30, 2020, Linx Pay Meios de Pagamentos Ltda., wholly-owned subsidiary of Linx S.A., acquired 100% of the share capital of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais and Diamante Serviços Digitais Ltda. (“PinPag”), which operate in the payment segment as sub-acquiring and payment facilitators, also acting as a banking correspondent for certain banks to carry out their activities. The main motivation for the acquisition of the companies reinforces its strategy of expanding offers, services and products for means of payment, representing an important growth opportunity for the Company.

The price was R$ 200,000 to be paid as follows:

(i) R$ 125,000 paid when the contract is closed;

(ii) R$ 10,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 5,000 retained installments;

(iv) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 60,000 (fair value in June 30, 2020 is of R$ 33.935), as follows:

Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year:

o	2020 - R$ 24,560; and
o	2021 - R$ 9,375.

Purchase consideration
Amount paid in cash	125,000
Amount paid on the acquisition of shares	10,000
Amount retained installments	5,000
Fair value of contingent consideration (Earn-out)	33,935
Total consideration	173,935
Analysis of cash flow from the acquisition
Amount paid in cash	125,000
Net cash acquired from subsidiary	(11,396)
Cash flow from investment activities	113,604

22

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

5.2.	Acquisition of Neemo

On February 02, 2020, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of RRA Ferreira - ME. (“Neemo”), which focuses on developing platforms and applications for retailers. The main motivation for the acquisition is to reinforce it is cross selling strategy that aims to encourage the customer to complement their initial purchase, representing an important growth opportunity for the Company.

The price was R$ 22,425, to be paid as follows:

(i) R$ 14,880 paid when the contract is closed;

(ii) R$ 1,500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,500 retained installments;

(iv) R$ 1,195 that will be paid in thirty-three equal installments;

(v) Additional contingent consideration (“Business Acquisition Cost”) of up to R$ 3,350 (fair value in June 30, 2020 is of R$ 1.031), as follows:

•	Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year

o	2020 - R$ 1,031;

Purchase consideration
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Amount retained installments	1,500
Amount complementary installments	1,195
Fair value of contingent consideration (Earn-out)	1,031
Total adjusted consideration	20,106

Analysis of cash flow from the acquisition
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Net cash acquired from subsidiary	(75)
Cash flow from investment activities	16,305

23

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

5.3.	Measurement of business combination

Pursuant to IFRS 3 (R)/CPC 15 (R1) – Business Combination, the measurement period can not exceed one year from the acquisition date, and therefore, until the allocation of the acquired assets and goodwill is concluded, preliminary values subject to change must be disclosed. The acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree and shares issued in exchange for control of the acquiree.

5.4.	Assets acquired and liabilities assumed

On the date of completion of the preparation of these individual and consolidated interim financial information, the Company is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed of the acquired companies. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information of the facts, not exceeding the maximum period of 12 months from the acquisition date.

Preliminary goodwill totaling to R$ 186,864 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits.

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 22,690 and pre-tax income of R$ 4,659.

6.	Cash and cash equivalents

	Parent company		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Cash and banks - denominated in the R$	140	16,371	19,411	50,526
Cash and banks - in foreign currency	-	-	14,500	17,448
Short-term financial assets (*)	15	16	9,165	7,924
Total (**)	155	16,387	43,076	75,898

(*) In the periods ended June 30, 2020 and December 31, 2019, there were no investments in foreign currency.

(**) The amounts presented include R$ 5,560 (R$ 9,502 on December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

24

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Short-term financial assets refer to Fixed Income Fund accruing interest as remunerated at rate of 94.87% of the Interbank Deposit Certificate (CDI).

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

7.	Financial assets

					Parent Company		Consolidated
Type	Name	Date of investment	Maturity	Average yield in relation to CDI (%)	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Domestic currency
Fund	Retail Renda Fixa Crédito Privado Fundo de Investimento	12/21/2018	Indefinite	SELIC / LTT	382,567	632,341	457,745	774,257
Fund	Moving Tech Renda Fixa	03/24/2020	Indefinite	92.16%	101,549	100,132	101,560	100,136
Options	Box Options	12/03/2019	03/03/2021	104.80%	-	-	23,516	16,901
Fund	Fixed income (*)	05/20/2019	09/01/2025	102.50%	-	-	4,327	9,034
Total domestic currency					484,116	732,473	587,148	900,328

Foreign currency
Other	Time Deposit	12/12/2019	02/10/2020	-	-	-	-	4,034
Total foreign currency					-	-	-	4,034

Total (**)					484,116	732,473	587,148	904,362

	Current assets				484,116	732,473	571,716	902,289
	Non-current assets				-	-	15,432	2,073

(*) The amounts presented include R$ 2,216 of government securities pledged as collateral in Linx Pay operations.

(**) The amounts presented include R$ 7,574 (R$ 9,007 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Management’s policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

8.	Trade accounts receivable

	Consolidated
	06/30/2020	12/31/2019
Trade notes receivable:
Falling due	270,657	248,411
Overdue	59,942	27,243
	330,599	275,654

Trade notes receivable - abroad:
Falling due	5,748	12,247
Overdue	9,747	4,978
	15,495	17,225

Total (*)	346,094	292,879

(-) Estimated losses with doubtful accounts	(8,571)	(3,360)
(-) Adjustment to present value	(680)	(1,408)
	336,843	288,111

Current assets	322,313	276,626
Non-current assets	14,530	11,485

(*) The amounts presented include R$ 116.253 (R$ 96,026 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

25

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Following is the net securities for the provision for losses and adjustment to present value:

	Consolidated
	06/30/2020	12/31/2019

Falling due	275,652	259,221
Overdue (days):
1–30	19,580	18,749
31–60	15,615	2,290
61–90	13,606	3,663
91–180	12,390	4,188
	336,843	288,111

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

The changes in this provision in the consolidated is shown as follows:

	Consolidated
Changes in doubtful accounts	06/30/2020	12/31/2019

Opening balance	(3,360)	(4,215)
Addition of provision	(6,416)	(5,551)
Use/reversal	1,205	6,406
Closing balance	(8,571)	(3,360)

9.	Recoverable taxes

	Parent company		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019

IR and CSLL to be recovered or withholding	9,262	5,975	25,778	18,494
ICMS	-	-	5,624	5,242
PIS and COFINS	-	-	1,368	1,367
Other (*)	-	-	4,524	2,711
	9,262	5,975	37,294	27,814

Current assets	9,262	5,975	31,778	22,648
Non-current assets	-	-	5,516	5,166

(*) Substantially corresponds to IR in advance, IVA and ISR from Napse.

26

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

10.	Related parties

10.1	Remuneration of key management personnel

Total key management personnel remuneration (10 and 8 administrators in 2020 and 2019, respectively) for the periods ended June 30, 2020 and 2019 are summarized as follows:

	06/30/2020	06/30/2019
Short-term employee benefits
Payment of Directors’ fees and bonus	6,256	6,457
Share-based payments	2,244	4,286
	8,500	10,743

10.2	Profit (loss)

In the period ended June 30, 2020, there were shared expenses amounting to R$ 7,501 (R$ 7,558 at June 30, 2019). There were no other transactions with related parties.

10.3	Interest on own capital

In the period ended June 30, 2019, interest on own capital of Linx Sistemas was paid to Linx S.A. in the amount of R$ 18,000.

11.	Other assets

	Parent company		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Advance to employees, vacation and 13th salary	-	-	16,622	16,706
Retentions for contingencies – Acquired (*)	-	-	12,936	13,193
Prepaid expenses - Services	-	-	5,395	7,464
Advance to suppliers	23	16	19,958	6,141
Other (**)	11	77	9,737	5,343
	34	93	64,648	48,847

Current assets	34	93	41,740	22,509
Non-current assets	-	-	22,908	26,338

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse and Millennium, according to acquisition contracts.

(**) These amounts include other receivables and guarantee deposits from Napse in the value of R$ 4,790 (R$ 3,527 as of December 31, 2019)

27

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

12. Investments

12.1	Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Interest	99.99%	99.99%

Balances at December 31, 2018	979,389	7,911	987,300
Equity in net income of subsidiaries	33,778	1,618	35,396
Capital increase	-	2,500	2,500
Accumulated translation adjustment	(3,364)	-	(3,364)
Post-employment benefit	63	-	63
Effect of IAS 29 update (hyperinflation)	2,263	-	2,263
Stock option plans	22,204	-	22,204
Balances at December 31, 2019	1,034,333	12,029	1,046,362

Equity in net income of subsidiaries	(10,586)	1,185	(9,401)
Capital increase	145,000	-	145,000
Accumulated translation adjustment	6,366	-	6,366
Effect of IAS 29 update (hyperinflation)	1,252	-	1,252
Stock option plans	(976)	-	(976)
Balances at June 30, 2020	1,175,389	13,214	1,188,603

12.2	Information on direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total

Balances at June 30, 2020

Interest	99.99%	99.99%

Current assets	517,836	10,598	528,434
Non-current assets	1,472,602	5,700	1,478,302
Total assets	1,990,438	16,298	2,006,736

Current liabilities	433,980	3,084	437,064
Non-current liabilities	381,069	-	381,069
Total liabilities	815,049	3,084	818,133

Shareholders' equity	1,175,389	13,214	1,188,603

Revenues	484,828	10,254	495,082
Expenses	(495,414)	(9,069)	(504,483)
Net income (loss)	(10,586)	1,185	(9,401)

28

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

13.	Property, plant and equipment

	06/30/2020			12/31/2019
	Cost	Accumulated depreciation	Net value	Net value

Computers and electronics	90,679	(47,118)	43,561	21,611
Vehicles	9,737	(4,741)	4,996	4,308
Furniture and fixtures	17,451	(7,560)	9,891	9,629
Facilities, machinery and equipment	38,284	(18,742)	19,542	19,668
Asset under development	255	-	255	-
Leasehold improvements	43,642	(20,810)	22,832	23,433
Real Estate	3,350	(871)	2,479	2,546
Land and others	1,006	-	1,006	1,006
Total (*)	204,404	(99,842)	104,562	82,201

(*) The amounts presented include R$ 20.001 (R$ 4,449 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The financial activity of property, plant and equipment balances is described below:

	Cost
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	IAS 29 (**)	Write-offs	Transfers	Foreign exchange	Balance at 06/30/2020

Computers and electronics	58,270	16,815	15,393	(236)	(3)	283	157	90,679
Vehicles	9,745	1,695	-	(13)	(1,713)	13	10	9,737
Furniture and fixtures	16,447	916	116	(20)	(71)	36	27	17,451
Facilities, machinery and equipment	36,810	1,413	49	-	(39)	23	28	38,284
Asset under development	41,956	2,024	-	(221)	-	(266)	149	43,642
Leasehold improvements	-	255	-	-	-	-	-	255
Real Estate	3,350	-	-	-	-	-	-	3,350
Land and others	1,006	-	-	-	-	-	-	1,006
Total	167,584	23,118	15,558	(490)	(1,826)	89	371	204,404

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities on the amount of R$ 21,018.

(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

		Accumulated depreciation
	Annual depreciation rate	Balance at 12/31/2019	Addition	Addition - acquisition (*)	Write-offs	Transfers	Foreign exchange	Balance at 06/30/2020

Computers and electronics	20%	(36,659)	(5,132)	(5,289)	2	56	(96)	(47,118)
Vehicles	20%	(5,437)	(873)	-	1,575	2	(8)	(4,741)
Furniture and fixtures	10%	(6,818)	(701)	(27)	22	(16)	(20)	(7,560)
Facilities, machinery and equipment	10%	(17,142)	(1,574)	(12)	14	(15)	(13)	(18,742)
Leasehold improvements	10%	(18,523)	(1,796)	-	-	(441)	(50)	(20,810)
Real Estate	4%	(804)	(67)	-	-	-	-	(871)
Total		(85,383)	(10,143)	(5,328)	1,613	(414)	(187)	(99,842)

29

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date (the assumptions used are disclosed in Note 14.1). Additionally, for the base date of June 30, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss.

14.	Intangible

	06/30/2020			12/31/2019
	Cost	Accumulated amortization	Net value	Net value

Software (i)	100,493	(55,808)	44,685	47,187
Software development (ii)	30,655	-	30,655	22,729
Software developed (iii)	212,053	(164,465)	47,588	38,989
Software development – capitalized interest	25,090	(10,749)	14,341	12,455
Brands acquired	46,205	(5,518)	40,687	41,162
Technology - acquisitions	143,116	(110,633)	32,483	39,471
Client portfolio - acquisitions	158,894	(87,131)	71,763	79,761
Goodwill	914,769	-	914,769	727,558
Other	2	-	2	2
Total (*)	1,631,277	(434,304)	1,196,973	1,009,314

(*) The amounts presented include R$ 185.057 (R$ 9,841 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

The financial activity of intangible asset balances is described below:

		Cost
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	Business combination (**)	IAS 29 (***)	Write-offs	Transfers	Foreign exchange	Balance at 06/30/2020

Software (i)	95,280	4,524	34	-	15	(263)	(10)	913	100,493
Software development (ii)	22,729	7,926	-	-	-	-	-	-	30,655
Software developed (iii)	188,854	23,199	-	-	-	-	-	-	212,053
Software development – capitalized interest	20,569	4,521	-	-	-	-	-	-	25,090
Brands acquired	46,199	-	6	-	-	-	-	-	46,205
Technology - acquisitions	143,735	-	-	-	-	(619)	-	-	143,116
Client portfolio - acquisitions	158,268	626	-	-	-	-	-	-	158,894
Goodwill	727,558	972	-	186,865	-	(626)	-	-	914,769
Other	2	-	-	-	-	-	-	-	2
Total	1,403,194	41,768	40	186,865	15	(1,508)	(10)	913	1,631,277

(i) Software acquired for use by the company employees and for software development routines

(ii) Software under development that is not yet being marketed

(iii) Development of software under an innovation process that has already been marketed

(*) In the cash flow statement, only additions that had a cash disbursement in the amount of R$ 39,150 are considered as investment activities.

(**) Amounts related to goodwill, customer portfolio and technology in the acquisitions of the companies PinPag and Neemo in fiscal year 2020

(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina.

30

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

		Accumulated amortization
	Annual rate of amortization	Balance at 12/31/2019	Addition	Addition - acquisition (*)	Transfers	Foreign exchange	Balance at 06/30/2020

Software (i)	10–20%	(48,093)	(7,681)	(7)	531	(558)	(55,808)
Software developed (ii)	33%	(149,865)	(14,600)	-	-	-	(164,465)
Software development – capitalized interest	33%	(8,114)	(2,635)	-	-	-	(10,749)
Brands acquired	10–20%	(5,037)	(481)	-	-	-	(5,518)
Technology - acquisitions	10–20%	(104,264)	(6,369)	-	-	-	(110,633)
Client portfolio - acquisitions	20–50%	(78,507)	(8,624)	-	-	-	(87,131)
Total		(393,880)	(40,390)	(7)	531	(558)	(434,304)

(i) Software acquired for use by the company employees and for software development routines

(ii) Development of software under an innovation process that has already been marketed

14.1	Goodwill impairment testing

The Company and its subsidiaries tested goodwill for impairment using the concept of value in use, under the discounted cash flow methodology.

The process for determining the value in use involved the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, costs and expenses, investment estimates and future working capital and discount rates. Assumptions about cash flow growth projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted based on the weighted average cost of capital (WACC).

Following the techniques of economic valuation, the assessment of value in use was carried out for a period of 5 years and, thereafter, considering the perpetuity of the assumptions based on the ability of the company to continue as a going concern for the foreseeable future. Management deemed the use of the 5-year period appropriate, based on its past experience in preparing the projections of its cash flows. Such understanding is in accordance with paragraph 35 of CPC 01 (R1) - Asset impairment.

In 2019 the growth rate used to extrapolate the projections beyond the 5-year period was 5.5%, which refers to the perpetuity growth corresponding to the expected long-term inflation of Bacen (Central Bank of Brazil), plus of 1% real growth. In 2019 the estimated future cash flows were discounted at the pre-tax discount rate of 13.69%, also at nominal values.

31

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

In 2019 the annual inflation rate for the period analyzed in the projected flows was 3.52%.

Key assumptions were based on the historical performance of the Company and its subsidiaries, on reasonable macroeconomic assumptions, and on financial market projections documented and approved by Company management.

Based on the annual impairment test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date.

Value in use calculation is mainly impacted by the following assumptions:

Growth of revenue: this is based on the observation of the historical behavior of each revenue line as well as trends based on market analysis. Revenue projections refer to non-recurring lines (implementation consultancy and royalties for the use of its licenses), and recurring lines (contractual - related to the collection of system maintenance fees, with an annual restatement forecast), where the Company and its subsidiaries considered an annual growth between 9% and 18% for the next 5 years.

The costs of the Company and its subsidiaries were projected considering the maintenance of the gross margin, which varies between 72% and 74%.

Capex volume: CAPEX investment needs were projected in line with historical indexes and sufficient to support the growth of operations.

Discount rates: represent the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Company, and derives from:

Weighted average cost of capital (WACC): which takes into account both debt and shareholders’ equity. The cost of shareholders’ equity derives from the expected return on investment by the Company’s investors. The cost of debt is based on the financing with interest income that the Company and its subsidiaries are required to honor.

Financial Asset Pricing Model: which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return on the market and the expected return on a risk-free asset.

Additionally, for the base date of June 30, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss.

32

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
14.2	Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management’s estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the period ended June 30, 2020, the amount of R$ 54,695 (R$ 38,485 on June 30, 2019) was recognized in income (loss), and was related to research and maintenance of the developed software.

15.	Right of use

	12/31/2019	Addition (***)	Amortization (**)	Exchange variation	06/30/2020

Rent	73,482	4,950	(6,477)	474	72,429
Equipment	5,180	-	(505)	-	4,675
Cloud (*)	45,377	4,273	(16,305)	-	33,345
Total	124,039	9,223	(23,287)	474	110,449

(*) Rental of cloud space

(**) Average annual depreciation rate 10 to 33%

(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 333 on June 30, 2020

16.	Loans and financing

					Consolidated
Type	Charges	Effective rate	Maturity	Covenants	06/30/2020	12/31/2019

Loan - BNDES	IPCA + 3.10% p.a. + Spread 1.37% p.a	7.873% p.a.	12/15/2027	15.1 (a)	148,761	147,585
Loan - BNDES	TJLP + 1.67% p.a.	6.893% p.a.	02/15/2021	15.1 (b)	24,832	31,078
Loan - BNDES	TJLP + 1.96% p.a.	7.188% p.a.	03/15/2022	15.1 (c)	28,047	30,945
Loan - Itaú	TJLP + 7.20% p.a.	12.653% p.a.	04/15/2021		-	165
					201,640	209,773

Current liabilities					54,550	40,836
Non-current liabilities					147,090	168,937

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

33

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Consolidated
Period	06/30/2020	12/31/2019

2021	17,097	39,216
2022	24,538	24,474
2023	21,046	21,043
2024	21,046	21,043
2025	21,046	21,043
2026	21,046	21,043
2027	21,271	21,075
	147,090	168,937

Changes are shown below:

	Consolidated
	06/30/2020	12/31/2019

Previous balance	209,772	249,981
Funds from acquisition of subsidiaries	-	443

Financial charges	7,687	18,418
Financial charges paid	(5,475)	(16,896)
Payments of loans and financing	(10,344)	(42,174)
Total	201,640	209,772

16.1.	Covenants

(a)	BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

•	General indebtedness: Total current and non-current liabilities;

•	Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

34

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of June 30, 2020, the Company is in compliance with the restrictive contractual clauses.

(b)	BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0;
(iii)	EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•	EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of June 30, 2020, the Company is in compliance with the restrictive contractual clauses.

(c)	BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:
35

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

(i)	General Indebtedness / total assets: equal or less than 60%;
(ii)	Net debt / EBITDA: equal or less than 2.0;
(iii)	EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

•        EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

•	Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of June 30, 2020, the Company is in compliance with the restrictive contractual clauses.

17.	Lease payable
		Consolidated
	Rate	06/30/2020	01/01/2020

Lease of property	10.27%	78,057	76,995
Equipment rental	10.27%	3,721	4,975
Lease of cloud	8.73%	27,432	44,112
		109,210	126,082

Current liabilities		40,734	47,478
Non-current liabilities		68,476	78,604

Changes in lease liabilities payable are:

36

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

	Balance at 12/31/2019	Additions	Payments	Interest restatement	Exchange variation	Balance at 06/30/2020
Lease of property	76,995	4,279	(7,926)	3,894	815	78,057
Equipment rental	4,975	-	(1,405)	151	-	3,721
Lease of cloud	44,112	4,639	(26,046)	997	3,730	27,432
Total liabilities from financing activities	126,082	8,918	(35,377)	5,042	4,545	109,210

As at June 30, 2020, leases have average payment term of 3.9 years (December 31, 2019 – 5.4 years).

The amount classified in non-current liabilities will be paid as follows:

	Consolidated
Period	06/30/2020	12/31/2019

2021	9,664	26,487
2022	18,018	16,398
2023	18,018	16,398
2024	9,537	8,777
2025	8,777	8,777
2026	8,777	8,777
2027	8,777	8,777
2028	8,777	8,777
2029	687	687
Lease payment	91,032	103,855
Financial charges	(22,556)	(25,251)
Present value of lease payments	68,476	78,604

18.	Labor liabilities

	Parent company		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Provision for vacation, 13th salary and payroll charges	-	-	39,519	32,415
INSS payable	20	20	16,188	7,523
Provision for profit sharing	-	-	8,705	5,426
FGTS payable	-	-	7,336	2,584
Salaries payable	-	-	2,211	1,901
Other	-	-	6,635	3,208
	20	20	80,594	53,057

Current liabilities	20	20	78,772	51,080
Non-current liabilities	-	-	1,822	1,977

37

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
19.	Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	Consolidated
	06/30/2020	12/31/2019

Installments not subject to restatement (*)	75,013	57,246
Napse installments subject to restatement based on exchange-rate change and LIBOR.	11,761	16,960
Installments subject to restatement based on the change in the CDI rate – 3.65%	341	284
Installments subject to restatement based on the change of IPCA – 3.30%	19,301	12,666
Installments subject to restatement based on the change of IGPM – 6,82%	8,615	8,253
Adjustment to present value (**)	(8,556)	(12,340)
	106,475	83,069

Current liabilities	69,098	43,432
Non-current liabilities	37,377	39,637

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)

(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated
Period	06/30/2020	12/31/2019

2021	584	23,691
2022	28,928	11,715
2023	3,021	4,231
2024	1,601	-
2025	3,243	-
	37,377	39,637

Of total amount payable on June 30, 2020, R$ 105,425 is related to contingent consideration (R$ 83,032 as of December 31, 2019). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 29.7).

The changes in the consolidated are shown as follow:

38

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

	Consolidated
	06/30/2020	12/31/2019

Previous balance	83,069	112,487
Addition due to acquisition (*)	53,532	54,723
Payment of principal/financial charges paid	(35,641)	(48,093)
Restatement of financial charges	8,505	11,108
Contingencies (**)	(725)	(7,773)
Earn-Out (***)	(2,265)	(39,383)
	106,475	83,069

(*) Additions for acquisitions, of which R$ 48.935 PinPag, R$ 3,725 for Neemo, and renegotiation of the contract of Napse R$ 872

(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management

(***) The amounts refer to reversal of unachieved Earn-out goals of the acquirees Sback, Único and Napse

20.	Deferred revenue

	Consolidated
	06/30/2020	12/31/2019

Revenue from services (*)	18,483	18,457
Revenue from royalties (**)	14,442	24,337
	32,925	42,794

Current liabilities	28,909	36,360
Non-current liabilities	4,016	6,434

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.

(**) Refers to balances of software contracts’ (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

21.	Income tax and social contribution

21.1.	Income tax and social contribution expense

	Parent company		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019

Current tax
Current tax on income for the period	(1,189)	-	(6,140)	(4,635)
Deferred tax
Deferred tax on income for the period	(750)	3,980	1,528	(4,635)

Income tax and social contribution expense	(1,939)	3,980	(4,612)	(9,612)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

39

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

	Parent company		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019

Income (loss) before income tax and social contribution	(4,313)	25,668	(1,640)	39,260

Rate income tax and social contribution	34%	34%	34%	34%

Income tax and social contribution at the rate of 34%	1,466	(8,727)	558	(13,348)

Permanent differences
Equity in net income of subsidiaries	(3,196)	11,080	-	-
Law 11196/05 (Research and Development incentive)	-	-	-	6,210
Gifts, fines and nondeductible expenses	-	1,851	(447)	1,763
Overseas earnings	-	-	(1,632)	(1,384)
Income tax and social contribution determined by the deemed income	-	-	(743)	125
Effects of tax rates of foreign subsidiaries	-	-	(2,307)	(1,119)
Other net differences	(209)	(224)	(41)	(1,859)

Income tax expense for effective rate	(1,939)	(3,980)	(4,612)	(9,612)

Effective rate	-	(16%)	-	(24%)

21.2.	Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated
Assets	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Deferred IR/CS on tax loss and negative basis	1,150	1,665	2,298	1,665
Stock option plan	320	555	385	555
Inc. tax and soc. contr. on foreign companies	-	-	30	841
Estimated losses with doubtful accounts	-	-	48	-
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	-	-	16	12
Provision for adjustment to present value	-	-	116	284
Other Provisions	-	-	259	-
Total deferred income tax and social contribution, net (assets)	1,470	2,220	3,152	3,357

	Consolidated
Liabilities	06/30/2020	12/31/2019

Deferred income tax and social contribution on accounting and tax goodwill	(112,137)	(97,593)
Deferred income tax/ social contribution assets identified in acquisitions	(23,045)	(25,092)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	5,166	8,228
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	1,211	3,538
Inc. tax and soc. contr. on foreign companies	(720)	(705)
Deferred IR/CS on tax loss and negative basis	23,003	7,138
Estimated losses with doubtful accounts	912	108
Provision of benefits to employees	446	446
Provision for contingencies	1,891	1,779
Provision for adjustment to present value	5,664	4,678
Stock option plan	9,550	9,925
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	3,920	2,102
Other provisions	1,027	1,242
Total deferred income tax and social contribution, net (liabilities)	(83,112)	(84,206)

40

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

21.3.	Recoverability of income tax and social contribution loss carryforward

	Expected realization
Ano	Parent Company	Consolidated
2020	1,150	2,298
2021	-	2,454
2022	-	7,690
2023	-	12,859
Total	1,150	25,301

22.	Other liabilities

	Parent company		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Accounts payable to commercial establishments (*)	-	-	90,218	80,411
Accounts payable to former shareholders (**)	-	-	16,071	-
Interest on prepayment for assignment of receivables (*)	-	-	-	5,207
Advance of clients	36	36	1,618	1,590
Post-employment benefit (**)	-	-	1,311	1,311
Installment payment of taxes and contribution	-	-	398	619
Other (***)	499	1,034	5,778	5,716
	535	1,070	115,394	94,854

Current liabilities	535	1,070	113,383	89,985
Non-current liabilities	-	-	2,011	4,869

The amounts presented include R$ 106.351 (R$ 85,702 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(*) Amounts related to the transaction of Linx Pay and its subsidiaries.

(**) Changes arising from the change in the number of eligible participants, monetary updating of medical costs and updating of the set of actuarial assumptions.

(***) It substantially corresponds to other Napse’s liabilities in the amount of R$ 4.289 (R$ 3,584 as of December 31, 2019).

23.	Shareholders' equity

21.
22.
23.
23.1.	Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws’ reform, following the Board of Directors’ decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders’ Meeting decisions.

41

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended (“Corporation Law”) of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	June 30, 2020		December 31, 2019
	Shares	%	Shares	%
Founding shareholders	26,988,764	14.25%	26,982,764	14.24%
GIP Private Limited.	18,900,432	9.98%	18,900,432	9.98%
Genesis Asset Managers	10,124,454	5.35%	10,124,454	5.35%
MFS	9,805,963	5.18%	-	-
BlackRock Inc.	-	-	9,950,316	5.25%
Treasury shares	14,125,991	7.46%	9,869,772	5.21%
Other	109,463,356	57.78%	113,581,222	59.97%
	189,408,960	100%	189,408,960	100%

Capital	645,447		645,447

Treasury shares

On March 9, 2020, the opening of a Company Share Buyback program was approved, aiming to maximize the generation of shareholder value through an efficient management of the capital structure, through the acquisition of common shares of its own issue, to remain in treasury, bonus or subsequent sale in the market, cancellation, without reducing the Company's capital, in compliance with the disposed of paragraph 1 of article 30 of the Corporation Law, and in the rules set forth in ICVM 567/2015 and may also serve the exercise of the deferred share programs and eventually stock option programs.

For this new Share Buyback program, the Company may, at its exclusive criteria and under of the terms of the Buyback Program, to acquire up to 8,100,000 (eight million and one hundred thousand) common shares, registered, book-entry and without par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

In the period ended June 30, 2020, the amount of treasury shares is R$ 312.468 (R$ 225,954 on December 31, 2019).

42

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
23.2.	Capital reserves

The capital reserve is set up as follows:

	06/30/2020	12/31/2019

Goodwill in capital subscription (a)	1,222,025	1,222,025
Stock option plan (Note 29)	25,208	39,737
Expenditures with issuance of shares (b)	(96,157)	(96,157)
	1,151,076	1,165,605

(a)	In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On June 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.
(b)	In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.
23.3.	Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6,404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2019, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

24.	Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At June 30, 2020, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 20.201 (R$ 19,588 at December 31, 2019).

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 61.082 as of June 30, 2020 (R$ 62,887 as of December 31, 2019), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the period ended June 30, 2020 is R$ 38.876 (R$ 38,387 on December 31, 2019) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies are guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other assets in the balance sheet, based on diligences carried out during the acquisition process.

43

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

	Consolidated
Change	Labor	Civil	Tax	Total
Balance at December 31, 2019	9,203	1,627	8,758	19,588
Additions	1,760	333	204	2,297
Write-offs	(1,352)	(508)	(120)	(1,980)
Restatement	216	79	1	296
Balance at June 30, 2020	9,827	1,531	8,843	20,201

(*) Classified into additions to Provisions for contingent liabilities deriving from acquisitions of companies Hiper and Millennium (amounts prior to acquisition date by Linx Sistemas).

25.	Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

	Consolidated
	Six-month periods ended		Three-month periods ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Gross operating revenue
Subscription revenues	415,306	368,716	213,130	188,201
Consulting service revenues	68,644	52,770	33,163	30,794
	483,950	421,486	246,293	218,995

Sales deductions
PIS	(2,869)	(2,481)	(1,455)	(1,316)
COFINS	(13,241)	(11,447)	(6,716)	(6,069)
ISS	(11,158)	(9,351)	(5,467)	(4,703)
INSS (Social security)	(17,558)	(15,527)	(8,957)	(8,128)
Other	(3,385)	(2,823)	(1,873)	(1,664)
Cancellations	(13,757)	(10,401)	(8,374)	(4,464)
	(61,968)	(52,030)	(32,842)	(26,344)

Total (*)	421,982	369,456	213,451	192,651

(*) The amounts presented include R$ 9,898 (R$ 4,060 as of June 30, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The Company and its subsidiaries do not have clients that individually represents more than 10% of revenue for periods ended June 30, 2020 and June 30, 2019.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

44

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

	Geographical information
	06/30/2020	06/30/2019
Net revenue
In Brazil	399,444	351,272
Abroad	22,538	18,184
	421,982	369,456

Assets
In Brazil	2,440,730	2,594,531
Abroad	43,415	30,841
	2,484,145	2,625,372

Liabilities
In Brazil	781,112	733,484
Abroad	23,147	16,564
	804,259	750,078

26.	Costs

	Consolidated
	Six-month periods ended		Three-month periods ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Type
Depreciation and amortization	(29,592)	(27,454)	(14,715)	(14,378)
Personnel	(76,735)	(67,868)	(35,933)	(33,984)
Outsourced services	(17,114)	(12,423)	(7,927)	(7,679)
Travel and accommodation	(1,232)	(2,319)	(209)	(1,395)
Expenses with link	(13,671)	(13,008)	(6,724)	(5,768)
Other	(301)	(344)	(301)	(213)
Total (*)	(138,645)	(123,416)	(65,809)	63,417

(*) The amounts presented include R$ 1,252 (R$ 15 as of June 30, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

27.	Expenses and other expenses / revenues

	Parent company		Consolidated		Parent company		Consolidated
	Six-month periods ended				Three-month periods ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Type
Rents	-	-	(3,123)	(1,012)	-	-	(1,136)	(984)
Commissions	-	-	(22,390)	(18,971)	-	-	(12,589)	(9,661)
Depreciation and amortization (**)	-	-	(45,687)	(28,484)	-	-	(24,202)	(17,213)
Maintenance and preservation	-	-	(6,706)	(3,047)	-	-	(3,717)	671
Personnel	(662)	(1,481)	(137,087)	(110,209)	(347)	(503)	(70,154)	(56,133)
Advertising and publicity	(220)	-	(7,681)	(6,533)	(220)	-	(3,006)	(3,453)
Outsourced services	(1,749)	(91)	(30,620)	(22,220)	(1,656)	(64)	(13,721)	(11,669)
Travel and accommodation	(37)	-	(2,965)	(4,284)	(32)	-	(513)	(2,140)
Expenses with link	-	-	(1,162)	(45)	-	-	(773)	(36)
Possible losses	-	-	(7,901)	(4,025)	-	-	(4,800)	(2,289)
IT expenses	(1)	-	(971)	(1,800)	(1)	-	(527)	(883)
Other revenues	-	-	2,354	16,949	-	-	1,937	8,825
Other	(628)	(295)	(7,844)	(12,611)	(159)	(52)	(3,869)	(9,858)
	(3,297)	(1,867)	(271,783)	(196,292)	(2,415)	(619)	(137,070)	(104,823)
Função
Administrative and general expenses	(3,294)	(1,867)	(134,079)	(99,011)	(2,412)	(619)	(68,579)	(55,049)
Sales expenses	-	-	(75,785)	(71,406)	-	-	(39,088)	(36,081)
Research and maintenance of software developed	(3)	-	(54,695)	(38,485)	(3)	-	(25,143)	(20,113)
Other operating revenue (expenses)	-	-	(7,224)	12,610	-	-	(4,260)	6,420
Total (*)	(3,297)	(1,867)	(271,783)	(196,292)	(2,415)	(619)	(137,070)	(104,823)

(*) The amounts presented include R$ 9,272 (R$ 3,354 as of June 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

(**) The amounts presented include the amortization of the right-of-use in the value of R$ 11,902

45

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

28.	Financial income

	Parent company		Consolidated		Parent company		Consolidated
	Six-month periods ended				Three-month periods ended
	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Financial revenues
Interest receivable	-	-	1,206	1,638	-	-	386	836
Interest on financial assets	8,774	1,524	10,955	11,717	3,309	646	4,082	5,604
Discounts obtained (***)	-	-	1,059	144	-	-	901	71
Foreign exchange gain	206	-	6,119	4,602	9	-	2,573	986
IAS 29 update	-	-	(9)	-	-	-	(9)	-
Other revenues	-	246	2,257	2,421	-	201	1,032	1,158

	8,980	1,770	21,587	20,522	3.318	847	8,965	8,655

Financial expenses
Liability interest	-	-	(5,627)	(4,670)	-	-	(2,547)	(3,764)
Interest on loans and financing	-	-	(2,921)	(3,549)	-	-	(2,087)	(1,245)
Discount granted	-	-	(7,243)	(4,500)	-	-	(3,445)	(2,087)
Foreign-exchange losses	(289)	(6,674)	(11,321)	(11,279)	(97)	(6,674)	(6,395)	(8,023)
Tax on financial operations	-	-	(465)	(467)	-	-	(199)	(225)
IAS 29 update	-	-	(1,787)	(140)	-	-	892	398
Other expenses (*)	(306)	(152)	(5,417)	(6,405)	(169)	(86)	791	(2,433)

	(595)	(6,826)	(34,781)	(31,010)	(266)	(6,760)	(12,990)	(17,379)
Financial results (**)	8,385	(5,056)	(13,194)	(10,488)	3,052	(5,913)	(4,025)	(8,724)

(*) Refers mainly to the realization of AVP on amounts related to business combination and bank expenses

(*) The amounts presented include R$ 1,510 (R$ 370 as of June 30, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

(***) The amounts presented include R$ 331 related to discount obtained in lease of property accounted in accordance with CPC 06 (R2)/ Amendment IFRS 16

46

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
29.	Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

•   Operating risk

29.1.	Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 1.68% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

The Company and its subsidiaries have transactions of cash and cash equivalents and financial assets with counterpart of low credit risk.

On June 30, 2020, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019

Cash and cash equivalents (note 5)	155	16,387	43,076	75,898
Financial assets (Note 6)	484,116	732,473	587,148	904,362
Trade accounts receivable (Note 7)	-	-	336,843	288,111
	484,271	748,860	967,067	1,268,371

47

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
29.2.	Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

	Parent company
Operation	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	1,648	-	-	1,648
Other liabilities (Note 21)	535	-	-	535
	2,183	-	-	2,183

	Consolidated
Operation	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total

Suppliers	29,696	-	-	-	29,696
Loans and financing (Note 15)	54,550	17,097	66,630	63,363	201,640
Lease payable (Note 16)	40,734	9,664	45,573	35,795	131,766
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 18)	55,315	26,177	4,231	-	85,723
Accounts payable for the acquisition of subsidiaries – retained installments (Note 18)	13,349	8,743	2,923	3,243	28,258
Accounts payable for the acquisition of subsidiaries – Other (Note 18)	434	616	-	-	1,050
Other liabilities (Note 21)	113,383	2,011	-	-	115,394
	307,461	64,308	119,357	102,401	593,527

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

29.3.	Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

48

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

29.4.	Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

29.5.	Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

29.6.	Financial instruments’ analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Parent company				Consolidated
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
	06/30/2020	06/30/2020	12/31/2019	12/31/2019	06/30/2020	06/30/2020	12/31/2019	12/31/2019

Financial assets
Cash and cash equivalents (note 5)	155	155	16,387	16,387	43,076	43,076	75,898	75,898
Financial assets (Note 6)	484,116	484,116	732,473	732,473	587,148	587,148	904,362	904,362
Trade accounts receivable (Note 7)	-	-	-	-	336,843	336,843	288,111	288,111
Other assets (Note 10)	34	34	93	93	64,648	64,648	48,847	48,847
Total	484,305	484,305	748,953	748,953	1,031,715	1,031,715	1,317,218	1,317,218

Financial liabilities
Suppliers	1,648	1,648	1,050	1,050	29,696	29,696	24,007	24,007
Loans and financing (Note 15)	-	-	-	-	201,640	201,640	209,773	209,773
Lease payable (Note 16)	-	-	-	-	109,210	109,210	126,082	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	-	-	-	-	106,475	106,475	83,069	83,069
Other liabilities (Note 21)	535	535	1,070	1,070	115,394	115,394	94,854	94,854
Total	2,183	2,183	2,120	2,120	562,415	562,415	537,785	537,785

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

49

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

•	Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.

•	Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	Parent company
	06/30/2020		12/31/2019
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 5)	15	140	16	16,371
Financial assets (Note 6)	484,116	-	732,473	-
Other assets (Note 10)	-	34	-	93
	484,131	174	732,489	16,464
Financial liabilities
Suppliers	-	1,648	-	1,050
Other liabilities (Note 21)	-	535	-	1,070
	-	2,183	-	2,120

	Consolidated
	06/30/2020		12/31/2019
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Cash and cash equivalents (note 5)	9,165	33,911	7,924	67,974
Financial assets (Note 6)	587,148	-	904,362	-
Trade accounts receivable (Note 7)	-	336,843	-	288,111
Other assets (Note 10)	-	64,648	-	48,847
	596,313	435,402	912,286	404,932
Financial liabilities
Suppliers	-	29,696	-	24,007
Loans and financing (Note 15)	-	201,640	-	209,773
Lease payable (Note 16)	-	109,210	-	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	106,475	-	83,069	-
Other liabilities (Note 21)	-	115,394	-	94,854
	106,475	455,940	83,069	454,716

50

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

29.7.	Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of June 30, 2020:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)

Assets measured at fair value
Financial assets at fair value
Financial assets (Note 6)	587,148	-	587,148	-

Liabilities measured at fair value
Financial liabilities at fair value
Loans and financing (Note 15)	201,640	-	201,640	-
Lease payable (Note 16)	109,210	-	109,210	-
Accounts payable for the acquisition of subsidiaries (Note 18)	106,475	-	1,050	105,425

Items measured at fair value on a recurring basis – The Company’s liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

There were no transfers between measurement levels in the fair value hierarchy for the period ended June 30, 2020 for these assets.

29.8.	Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

51

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at June 30, 2020, we defined three scenarios for the risk of decrease in CDI. The June 2020 index, which was 2.15% (4.40% as of December 31, 2019), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company
Operation	Balance at 06/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	484,116	CDI decr.	2.15%	1.61%	1.08%
Financial revenue			10,408	7,794	5,228

Consolidated
Operation	Balance at 06/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financial assets	587,148	CDI decr.	2.15%	1.61%	1.08%
Financial revenue			12,624	9,453	6,341

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at June 30, 2020, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at June 30, 2020, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2020, based on which, 25% and 50% differences were calculated.

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2020. The base date used for financing was June 30, 2020, projecting indices for one year and verifying their sensitivity in each scenario.

Consolidated
Operation	Balance at 06/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III

Financings – BNDES	201,640	TJLP incr.	9,961	12,461	14,942
Rate subject to change			4.94%	6.18%	7.41%

Acquisition of companies	8,615	IGPM incr.	378	473	568
Rate subject to change			4.39%	5.49%	6.59%

Acquisition of companies	341	CDI incr.	7	9	11
Rate subject to change			2.15%	2.69%	3.23%

Acquisition of companies	19,301	IPCA incr.	19	25	29
Rate subject to change			0.10%	0.13%	0.15%

Acquisition of companies	11,761	R$ decr.	645	806	967
Rate subject to change	5.48%	6.85%	8.22%

52

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

30.	Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Parent company and Consolidated
	06/30/2020	06/30/2019

Net income (loss) for the period	(6,252)	29,648

Weighted average of shares	189,408,960	167,866,181
(-) Treasury shares	(11,271,064)	(7,542,605)
Adjusted weighted average of shares	178,137,896	160,323,576

Basic earnings (loss) per share - (in Reais)	(0.0351)	0.1849

	Parent company and Consolidated
	06/30/2020	06/30/2019

Net income (loss) for the period	(6,252)	29,648

Weighted average number of shares (*)	189,408,960	167,866,181
(+) Stock Option	4,112,589	10,222,591
(-) Treasury shares	(11,271,064)	(7,542,605)
Adjusted weighted average of shares	182,250,485	170,546,167

Diluted earnings (loss) per share (in Reais)	(0.0343)	0.1738

(*) Post-stock-split amounts at June 13, 2016.

31.	Share-based payment

31.1.	Stock option

In the Special Shareholders’ Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

53

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option
Grant					Fair value assumptions
					Expected
Number	Date	Quantity of options	Strike price - Reais	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date

1st	2013	1,842,951	6,24	4,24	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	11,28	3,94	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38,72	11,86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38,17	14,00	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16,99	3,83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21,61	2,99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	716,173	19.16
(-) Exercised	(24,207)
June 30, 2020	691,966	5.27

31.2.	Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares
Grant				Fair value assumptions
				Expected
Number	Date	Number of shares	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of

1st	2016	10,446	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	27.75	1.33%	27.14%	6.42%	4 years	2023
5th	2020	854,762	20.11	1.01%	30.80%	5.11%	4 years	2024

The financial activity of the restricted shares is presented below:

54

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Restricted shares
Number of outstanding shares	Strike price (in Reais)

December 31, 2019	3,699,594	34.33
Granted	854,762
(-) Exercised	(922,708)
(-) Canceled	(177,846)
June 30, 2020	3,453,802	20.32

The accumulated effect in the period ended June 30, 2020 is R$ 4,950 (R$ 11,341 as of June 30, 2019) recorded in the statement of income as payroll expenses. This effect did not impact the Company’s cash.

The accumulated balance in shareholders’ equity presented in the capital reserve under “stock option plan” in the period ended June 30, 2020 is R$ 25,208 (R$ 39,737 as of December 31, 2019).

32.	Liabilities from financing activities

	12/31/2018	01/01/2020	Receipts	FX	New acquisitions	Other (*)	12/31/2019
Loans and financing (Note 15)	249,981	-	(59,070)	-	443	18,418	209,772
Lease payable (Note 16)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,116	33,769	418,923

	12/31/2019	Payments	FX	New acquisitions	Other (*)	06/30/2020
Loans and financing (Note 15)	209,772	(15,819)	-	-	7,687	201,640
Lease payable (Note 16)	126,082	(35,377)	4,545	8,918	5,042	109,210
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	(35,641)	3,613	53,532	1,902	106,475
Total liabilities from financing activities	418,923	(86,837)	8,158	62,450	14,631	417,325

(*) Changes included in column “other” include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions’ adjustment to present value.

33.	Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company’s management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

55

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

The information below shows the summarized equity position of reportable operating segments for the periods ended June 30, 2020 and December 31, 2019:

	06/30/2020
	Software	Linx Pay Meios de Pagamento Ltda. and its subsidiaries	Eliminations	Total consolidated
Assets
Current assets	861,651	151,796	(2,824)	1,010,623
Non-current assets	1,473,870	227,720	(228,068)	1,473,522
Total assets	2,335,521	379,516	(230,892)	2,484,145

Liabilities
Current liabilities	298,732	143,946	(2,824)	439,854
Non-current liabilities	356,903	14,403	(6,901)	364,405
Shareholders' equity	1,679,886	221,167	(221,167)	1,679,886
Total liabilities and shareholders' equity	2,335,521	379,516	(230,892)	2,484,145

	12/31/2019
	Software	Linx Pay Meios de Pagamento Ltda.	Eliminations	Total consolidated
Assets
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	2,485,553	143,609	(65,219)	2,563,943

Liabilities
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	2,485,553	143,609	(65,219)	2,563,943

34.	Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks to cover any casualties, considering the nature of their activity. Coverages in 2020 and 2019 are shown below:

	Parent company and Consolidated
	06/30/2020	12/31/2019
Civil liability for professionals	10,000	10,000
Civil liability for managers	70,000	70,000
Operational risks	200,000	165,800
Vehicles	600	600
	280,600	246,400

56

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)
35.	Subsequent events

35.1	Receivement of fund from BNDES

On July 30, 2020, the subsidiary Linx Sistemas e Consultoria Ltda received a fund in the amount of R$ 107,936, which refers to one of the installments of the loan agreement signed with the Banco Nacional de Desenvolvimento Econômico Social - BNDES in December 13, 2018. A substancial part of credit in this agreement intended to the entity’s investment plan, including infrastructure, research and development, training, marketing and sale. The contract provides charges such as IPCA, plus a fixed rate of 3.10% per year and a spread of 1.37% per year.

35.2	Business combination

As disclosed in the Material Fact of August 11, 2020, in this date, the Company, STNE Participações S.A. (“STNE” and, jointly with Linx, the “Companies”), and STONECO LTD. (“StoneCo”), controlling shareholder of STNE, and other parties as intervening and consenting parties, entered into a Joint Venture and Other Covenants Agreement (“Joint Venture Agreement”), which involves the combination of the Company’s and STNE’s businesses (“Transaction”).

The execution of the Joint Venture Agreement was approved by the Board of Directors of Linx in a meeting held on August 10, 2020.

Upon the satisfaction of the conditions set forth in the Joint Venture Agreement, the Board of Directors of Linx, after the execution of the Merger of Shares Protocol and Justification (“Protocol”), shall meet in due course to (a) detail its recommendation to the shareholders of the Company concerning the Transaction; and (b) call a general shareholders’ meeting to deliberate the terms of the Transaction.

Transaction Structure

As per the Joint Venture Agreement, the parties have agreed that the combination of the operations of STNE and Linx will be implemented by means of (i) the merger of all of Linx’s issued and outstanding shares by STNE (“Merger of Shares”), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE (“Redemption of Shares”), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market.

Upon the approval of the Merger of Shares, new mandatorily redeemable class A and class B preferred shares of STNE will be attributed to the shareholders of Linx, with the attribution of one mandatorily redeemable class A preferred share and one mandatorily redeemable class B preferred share issued by STNE for each one common share issued by Linx (“New Shares”). The New Shares will have the same rights and benefits attributed to it in the Bylaws of STNE.

Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows:

57

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

(a)       each one Class A preferred share of STNE will be redeemed upon the payment, in a single installment, to its holder, of R$ 30.39 (in Reais) updated pro rata die based on the CDI variation as from the sixth month counted as of the execution date of the Joint Venture Agreement until the date of the actual payment; and

(b)       each one Class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ.

The shares exchange ratio agreed by the parties attributes the price per share of the Company of R$ 33.76 (in Reais).

The Protocol may establish alternatives for the combination of a portion in cash or in class A shares of StoneCo, provided that the disbursement of R$ 5,4 billion and the delivery of 2,269,802 class A shares of StoneCo are respected.

The holders of American Depositary Receipts (“ADRs”) backed by shares issued by Linx will be entitled to receive Class A shares of StoneCo, utilizing the same share exchange ratio. To this extent, STNE and StoneCo will take the measures to register the Transaction (or the waiver of such registration, as applicable) jointly with the Securities and Exchange Commission in the USA. Once the Transaction has closed, the shares and the ADRs issued by Linx will cease to be negotiated on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange - NYSE, respectively.

Conditions Precedent to the Transaction

The closing of the Transaction is subject to the verification of usual conditions precedent for transactions of this nature, including, without limitation, (i) the approval of its consummation by the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) in a definitive form; (ii) effectiveness of a registration statement on Form F-4 of StoneCo, in accordance with the US Securities Act of 1933; (iii) the approval, by the shareholders of Linx, of the (a) waiver of the application of Article 43 of the bylaws of Linx, related to the occasional obligation of STNE to perform a public offer of Linx as a result of the Transaction; (b) waiver of the adhesion of STNE to the Novo Mercado listing level of B3; and (c) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (iv) the approval, by the shareholders of STNE, of the (a) Merger of Shares, including, but not limited to the Protocol and the respective appraisal report; and (b) Redemption of Shares, as a subsequent and interdependent act of the Merger of Shares. The approval by the shareholders of Linx shall also require the approval of a majority of the shareholders that hold free float Company shares and attending the general shareholders’ meeting of the Company that will deliberate on the Transaction, in accordance with the terms of the single paragraph of article 46 of the Novo Mercado Regulation, as well as the approval of at least half of the Company’s voting shares, as per paragraph 2 of article 252 of the Brazilian Corporate Law.

The Joint Venture Agreement may be terminated in case certain conditions are not satisfied.

Exclusivity and Compensatory Fine

58

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

In accordance with the terms of the Joint Venture Agreement, the Company assumed an exclusivity commitment with the Stone Group to consummate the Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. In case a concurrent transaction with a third party is completed, the Company will be responsible to pay a compensatory fine to STNE of R$ 605 million.

If the Transaction is not approved by the shareholders of Linx in the general shareholders’ meeting to be called, the Company will be required to pay to STNE a compensatory fine equivalent to 25% of the compensatory fine described in the paragraph above. If a concurrent transaction is accepted, approved or entered into by Linx or its shareholders with a third party and announced or disclosed up until the date of the abovementioned general shareholders’ meeting and such a concurrent transaction is concluded in up to 12 months counted as of the date of such a shareholders meeting, the Company shall pay an additional compensatory fine to STNE equivalent to 75% of the compensatory fine described in the paragraph above.

In case the CADE approval for the Transaction is not obtained, STNE shall be obligated to pay a compensatory fine to Linx in an amount equivalent to R$ 605 million.

In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in an amount equivalent to R$ 605 million.

Other Commitments

For purposes of the Transaction, the founding shareholders of Linx, on the one side, and the controlling shareholders of STNE, on the other side, have entered into a Voting Commitment and Assumption of Obligations, which provides for the vote in the general shareholders’ meeting in favor to approve the Transaction. Additionally, during the term of the Voting Commitment, the founding shareholders of Linx have committed not to transfer or in any form dispose of their shares of Linx, as the case may be.

In addition to the Joint Venture Agreement and to the Voting Commitment, and as a condition proposed by STNE as an essential element of the Transaction, STNE entered into compensated non-competition and non-solicitation commitments with founding shareholders that hold key management positions of the Company and a proposal to hire the current Chief Executive Officer of the Company to continue to render services to the Stone Group, in both cases with effects conditioned to the conclusion of the Transaction.

Up until the consummation date of the Transaction, the Companies will continue to operate independently.

Withdrawal Right

The Company informs that the Merger of Shares will trigger a withdrawal right to the dissenting shareholders of the Company. The details on the exercise of the withdrawal right, including the value of the reimbursement, will be communicated to the market in due course.

59

Linx S.A. Notes to the interim financial information June 30, 2020 (In thousands of Reais, unless otherwise indicated)

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Financial Vice-President
Úrsula Copi Peres Accountant

60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer